

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 5, 2016

Mr. Alvin B. Parmiter
President and CEO
Community Savings Bancorp, Inc.
425 Main Street
Caldwell, OH 43724

> **Re: Community Savings Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 9, 2016**
> **File No. 333-213561**

Dear Mr. Parmiter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Registration Statement Cover Page

2.   You identify 6712 as your primary Standard Industrial Code (SIC). However, as a federally chartered bank, EDGAR lists 6035 as your SIC code. Please revise your registration statement cover page accordingly. You may also wish to consult the SIC Code List, which is available on our website at http://www.sec.gov/info/edgar/siccodes.htm.

How we determined the Offering Range and the $10.00 per Share Stock Price, page 4

3.   We note that the average and the median values of the price-to-book and price-to-tangible book ratios for the company as compared to the peer group are significantly lower. Given these values, please expand your disclosure to discuss how the difference in values impacted Keller & Company's valuation of the company in determining the $10 per share stock price. Please also explain how the downward adjustments discussed at the end of page 100 affected these values. In addition, please expand your disclosure on page 100 to quantify, to the extent possible, the range of the downward adjustments.

After-Market Stock Performance, page 5

4.   We note that your disclosure presents stock price performance information for "all standard mutual-to-stock conversions completed between June 30, 2015 and August 24, 2016." However, the tabular disclosure includes only two examples. Please advise. In addition, please explain why the two listed companies were not included in your "peer group," as well as discuss the methods by which Keller & Company determined the companies comprising the peer group.

Risk Factors, page 14

In recent years, we have incurred losses and we may not achieve significant profitability from our business strategies and growth plan, page 14

5.   Please revise your disclosure to accurately represent the loss value you would have realized in fiscal 2016 but-for the one-time gain of $810,000 resulting from the sale of your two branch offices. In this regard, we note that here you disclose a loss of $131,000; while on page 43 the amount of loss disclosed is $109,000.

We have a high concentration of loans secured by real estate in our market area. Adverse economic conditions, both generally and in our market area, could adversely affect our financial condition and results of operations., page 16

6.   You disclose that in recent years the economy in your market area has been significantly affected by the oil and gas exploration industry. You also disclose that during the last several years, in part resulting from a decrease in the prices for these commodities, economic conditions and real estate values within your market area have declined significantly and that such conditions have contributed to your non-performing assets, loan charge-offs and provisions for loan losses. In light of the low oil and gas prices, please disclose and quantify the impact of loans "indirectly" affected by low oil and gas prices. Please also disclose the potential impact of continued low oil and gas prices on your deposits.

How we intend to use the Proceeds from the Stock Offering, page 33

7.   We note in your disclosure that $1.6 million of the proceeds will be used to pay
        termination fees associated with the withdrawal from an employer defined benefit plan.
        In an appropriate section of the filing, please discuss the reasons behind withdrawing
        from the benefit plan at this time. Based on your "We participate in a multiple employer
        defined benefit pension plan..." risk factor on page 15, it appears that the actual costs of
        withdrawing from the plan are currently unknown and that the actual cost could be
        significantly higher than what is currently estimated. Please disclose the factors that may
        drive the cost increase, whether a cap will be applied to these costs and how you intend to
        notify your potential investors of the actual costs to the extent that they materially differ
        from the estimated $1.6 million amount.

Comparison of Financial Condition at June 30, 2016 and June 30, 2015, page 46

Net Loans, page 47

8.   Here or in another appropriate section of the filing, please discuss the strategic reasons
        for expanding your auto loan portfolio, which loans appear to carry a greater risk of loss
        or default compared to your one-to-four family residential real estate loans. In this
        regard, we also note that you will not be active in this area of lending due to a change in
        your third-party lending source. As part of your strategic reasons discussion, please
        ensure to address whether you, currently are, or will be pursuing strategic relationships
        with other lending sources originating consumer auto loans.

Exhibit 8.1 – Federal Tax Opinion of Luse Gorman, PC

9.   We note that counsel has provided a "more likely than not" opinion with respect to items
        7 and 8 of the opinion. We also note counsel's statement at the top of page 6 regarding
        Keller & Company's August 24, 2016 letter stating that subscription rights have no
        ascertainable value and IRS' not having reached in the past a different conclusion with
        respect to the value of the nontransferable subscription rights. In light of these
        statements, please explain the reasons why counsel is unable to give a "will" opinion as
        there appears to be no significant doubt about the tax consequences of the transaction.
        For guidance, please refer to Section III.C.4 Staff Legal Bulletin No.19 (CF) dated
        October 14, 2011.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Donovan, Law Clerk, at (202) 551-8636 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Steven Lanter
        Luse Gorman, PC